EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company" or "Bezeq")

February 16, 2017

To:	To:

Securities Authority	Tel Aviv Stock Exchange Ltd.

Re: Transaction report and notice pertaining to the convening a Special General Meeting of Bezeq's shareholders

Pursuant to the Securities Regulations (Periodic and Immediate Reports), 1970, the Securities Regulations (Transaction between a Company and Its Controlling Shareholder), 2001 ("Controlling Shareholder Transaction Regulations"), the Companies Law, 1999 ("the Companies Law"), the Companies Regulations (Notice and Announcement of a General Meeting and Class Meeting in a Public Company and Adding an Item to the Agenda), 2000 ("the General Meeting Notice Regulations"), and the Company's immediate report of February 15, 2017, notice is hereby given of convening of a Special General Meeting of shareholders of the Company to discuss the issue set out in this report below ("the Meeting"). The Meeting will be held on March 26, 2017 at 11:00 a.m. at the Company's offices at 2 Azrieli Center (the triangular building, 27th floor), in Tel Aviv.

1.	Company: Bezeq The Israel Telecommunication Corporation Limited ("the Company" or "Bezeq").
2.	Parties to the contract: D.B.S. Satellite Services (1998) Ltd., a wholly owned subsidiary of the Company ("YES"), and Spacecom Communications Ltd. ("Spacecom")[1].
3.	Summary of the resolution on the agenda of the General Meeting

Approval of the engagement of YES with Spacecom ("the Parties") in an amendment/addendum to the existing agreement between the Parties dated November 4, 2013 for leasing of satellite segments according to the principles set out in section 6 of this Report ("the Contract" or "the Proposed Contract").

It is clarified that the Company is not party to the contract between YES and Spacecom and the resolution brought before Bezeq's shareholders meeting is approval of Bezeq's vote at the General Meeting of YES' shareholders in favor of the Contract, its inclusion and execution.

As part of the foregoing Contract approval, the General Meeting is also requested to approve the authority of the Company's Audit Committee to pass the resolutions and/or perform the actions necessary and/or required by the Company or by YES for finalization, inclusion and execution of the Contract, including resolutions regarding compliance with different conditions set out in the amendment to the agreement and regarding exercising and/or non-exercising of the right to terminate the Contract early, including under the circumstances set out in sections 6.7(b) and 9.2 of this report, without the need for further approval of the General Meeting, and the General Meeting's approval for the Contract in this report will be deemed confirmation of such authority.

4.	Background for the Contract
4.1.	Brief background regarding television and satellite broadcasts in Israel

To date, television in Israel is broadcast through four main platforms:

(1)	Cable television - which is operated by HOT Communications Systems Ltd., as part of which it provides subscribers with multi-channel television broadcasts transmitted from its broadcasting center to the subscribers' homes via a national cable network.

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[1]	Spacecom is a public company controlled by Eurocom Communications Ltd., which is the controlling shareholder (indirectly) of the Company. For further information, see section 7 of this Report.

(2)	Broadcasts via the Internet - There are several operators in Israel (including Cellcom Israel Ltd.) providing OTT (Over The Top) television broadcasts via the Internet. In this format, television contents are transmitted via the Internet (linear and VOD (video on demand) broadcasts). At the same time, Cellcom allows its customer to view "open channels" through a digital terrestrial television system, as set out in section 3 below.
(3)	Digital terrestrial television broadcasting system (DTT - referred to as Idan+) - This system is operated by the Second Authority for Television and Radio to broadcast certain channels to the public, free of charge. As of the date of this report, it broadcasts the channels of the Broadcasting Authority (Channel 1 and Channel 33), the commercial channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99). The DTT operator may broadcast additional channels including radio channels, Educational TV Channel and subject-based and niche channels.
(4)	Satellite broadcasting system - YES is the only company in Israel operating in this broadcasting format, as part of which provides satellite television broadcasts to YES subscribers nationwide. To operate in this broadcasting format, YES is required to lease satellite segments from satellite operators and install satellite dishes at the homes of its subscribers directed at the orbital position where the broadcasting satellites are located. YES also operates VOD services over the Internet in the same format described in section 2 above.

For further information regarding the television and satellite broadcasts in Israel, see section 5.1 of the Company's periodic report for 2015 issued by the Company on March 17, 2016.

4.2.	YES agreements for the lease of satellite segments for its broadcasts in Israel

As set out above, YES' main broadcasting platform is the satellite method, which requires YES to contract with satellite operators to lease satellite segments through which its channels are to be broadcast. The quantity of satellite segments required derives from the quantity of channels that YES wishes to broadcast, their broadcasting method (HD, SD and in the future also 4K) and the compression standard and technology used to broadcast them.

Following is a brief description of YES' contracts for leasing of satellite segments:

(1)	In 1999, YES engaged in an agreement with Israel Aircraft Industries Ltd. and Spacecom Communications Ltd. ("Spacecom")[2] for the lease of satellite segments in AMOS-1, and in 2000, it engaged in an agreement with Spacecom for the lease of satellite segments in AMOS-2 (these agreements have been revised from time to time, including regarding leasing of satellite segments in AMOS-3 as from 2008). It is noted that on the date of engagement of these agreements, Spacecom was not a related company of the controlling shareholder of the Company at that time.

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[2]	To the best of the Company's knowledge, Spacecom received approval from the State of Israel regarding the location of satellites at the 4 degree West orbital position, at which YES currently directs the satellite dishes.

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(2)	On November 4, 2013 (subsequent to the approval of the Company's General Meeting of May 3, 2013), YES engaged in an agreement with Spacecom for the lease of satellite segments in AMOS-2, AMOS-3, AMOS-6 and/or any other satellite to be agreed upon between the Parties under certain circumstances, as part of which the previous agreement between the Parties was amended and extended to December 31, 2028 ("the Existing Agreement" or "the Existing Contract").

For further information regarding the Existing Agreement, see the Company's immediate report (supplementary) dated April 29, 2013, immediate report dated November 29, 2014, section 5.18.1 of the Company's periodic report for 2015 issued by the Company on March 17, 2016 and section 5 of the quarterly update report on the Description of the Company's Business dated September 30, 2016 issued by the Company on November 23, 2016.

(3)	Following the loss of AMOS-6 in September 2016 (see immediate report dated September 2, 2016) and in view of the anticipated end of operation of AMOS-2 (which has already reached "end-of-life" status[3] and in Spacecom’s estimation is expected to finally cease operating in the first half of 2017[4], YES has started a comprehensive review of the alternatives available to fulfill its broadcasting needs and continuity in the forthcoming years. For further information, see the Company's immediate report dated January 16, 2016.
5.	Appointment of a special committee of the Company's Board of Directors and engagement with an independent external consultant
5.1.	In November 2016, subsequent to receipt by the Company's Audit Committee of an update with respect to reviewing the possibility of revising the Existing Contract between YES and Spacecom, the Company's Board of Directors resolved to appoint a special independent committee composed of outside and independent directors only, whose members are Dr. Yehoshua Rosenzweig (committee chairman and independent director), Haggai Herman (outside director) and Tali Simon (outside director) ("the Special Committee").

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[3]	"End-of-life" of a satellite means a situation in which the quantity of fuel remaining does not allow performance of the maneuvers required to stabilize the satellite at its orbital position. However, the satellite can still receive and broadcast during this period, since these actions are performed by solar energy. Therefore, AMOS-2 currently continues to broadcast, but it is "drifting" from its intended position in a manner that gradually affects the broadcasting quality until a certain stage when it will not be possible to receive any broadcasts from it.

[4]	It is clarified that the information in this report regarding the expected dates for commencement of the operation and/or positioning and location of satellites, the life span of the satellites, the expected dates for termination of operation of the satellites as well as the information regarding the integrity, operating continuity, survivability and backup mechanisms of the satellites is forward looking information, as defined in the Securities Law, based, inter alia, on information and estimations of Spacecom, as provided to YES and/or the Company. Therefore, such forecast and/or estimation may not materialize or may materialize in a significantly different manner than expected, inter alia, depending on external entities and events that affect the operation of such satellites and Spacecom's entire operation, technical and operating conditions related to the actual satellites and the method of operation of Spacecom, and other risk factors applicable to Spacecom's operation.

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5.2.	The Company's Board of Directors authorized the Special Committee to review the different television broadcasting alternatives available to YES, to appoint external consultants on its behalf and according to its exclusive selection (including determination of their fees and the terms of contract with them), and if the alternative of contracting with Spacecom is chosen, to participate actively in independent negotiations with Spacecom for a contract, and to formulate and submit its recommendations regarding the Contract to the Company's Audit Committee and Board of Directors.
5.3.	The Special Committee conducted a thorough and in-depth process over a period of three (3) months as part of which it held six (6) independent meetings. The committee members also participated in a seminar at YES facilities during which the relevant background for a contract and YES's needs were presented, and further meetings were held with the external professional consultants appointed by the Special Committee. The committee chairman, as a representative of the Special Committee, led the negotiation process and participated in the main negotiation meetings with Spacecom regarding the Contract, which were also attended by professional representatives on behalf of YES at his discretion.
5.4.	Considering the uniqueness and complexity of the global satellite market, and pursuant to a meticulous screening process, the Special Committee chose to contract with an independent external professional consultant on its behalf to receive a technological and economic opinion regarding the television broadcasting alternatives available to YES (through both a satellite platform and an Internet platform) and a feasibility study of the Contract and its terms.
5.5.	The external consultant selected by the Special Committee is Comsys LLP, an international consulting company founded in 1982, which deals with strategic, financial and technical satellite consulting ("the External Consultant"). The External Consultant gave the Special Committee an independence declaration stating, inter alia, that in the last three years it has not provided services to Spacecom or any entities related to its controlling shareholder.[5] It is noted that the non-dependence terms set out in the position paper published by the Securities Authority in July 2015 regarding non-dependence of a appraiser that provides a company with a material valuation[6] have been met with respect to the External Consultant (even though the External Consultant’s opinion does not constitute a valuation).

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[5]	It is noted that the consultant provided services as an independent external consultant to the Company in the past regarding YES' previous agreement with Spacecom in 2013. The Special Committee members determined that the External Consultant's past experience with YES' needs and Existing Contract with Spacecom gives it an advantage over other consultants, due to its ability to focus and streamline the consultation to the committee.

[6]	For information, see Legal Staff Position 30-105: Disclosure of the existence of dependence between an appraiser and the company and disclosure regarding an appraiser whose valuations are very material for the company”, which relates to non-dependence of an appraiser that gives a company a material valuation, as defined in the Securities Regulations (Periodic and Immediate Reports), 1970.

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5.6.	As part of the work of the Special Committee, it reviewed the different broadcasting alternatives available to YES in the coming years, including: (a) Leasing of satellite segments from existing and/or new Spacecom satellites (AMOS-3, which currently already serves YES, AMOS-7 in the first stage[7] and AMOS-8 in the second stage), which are or will be located at the current orbital position at which the satellite plates installed at the homes of YES subscribers are directed in a manner that allows mutual backup and survivability in case of malfunctions (in this regard, the External Consultant also reviewed the status and integrity of the operation of the satellites in which YES currently leases satellite segments). The Proposed Contract is implementation of this alternative; (b) leasing of satellite segments in satellites of other companies, which will be positioned at the current orbital position at which YES's satellite plates are directed; (c) leasing of satellite segments in other satellites at a different orbital position, in a manner that requires redirecting and/or moving the YES satellite dishes. In this regard, different alternatives were examined with several vendors for the use of other satellites that may be positioned at other orbital positions suitable for multi-channel television broadcasting to the Israel region; (d) changing YES' operating format and transitioning to an IPTV satellite platform; (e) continuation of the existing situation, i.e. based on AMOS-3 satellite under the Existing Agreement with Spacecom until the end of the term of the Agreement. For further information regarding the different alternatives and the Special Committee's estimation regarding their degree of feasibility, see section 5.8 of this Report.

5.7.	The External Consultant submitted a written opinion to the Special Committee determining, inter alia, as follows:

(1)	The Proposed Contract, under which YES will lease satellite segments from two existing and/or new Spacecom satellites (AMOS-3, which currently already serves YES, AMOS-7 in the first stage and AMOS-8 in the second stage) located and/or to be located in the current orbital position at which YES satellite plates are directed in a manner that allows mutual backup and survivability in case of malfunctions, as part of amendment of the Existing Contract without changing the current term of engagement (i.e. until the end of 2028), is the preferred alternative available to YES among those set out above.
(2)	The Proposed Contract is expected to provide YES with a solution for its immediate requirements, taking into consideration the expected date for termination of operation of AMOS-2 (which is currently in an end-of-life status and Spacecom believes that it is expected to finally cease operating in the first half of 2017).
(3)	The technological plan presented by YES and Spacecom for transferring the operation from AMOS-2 and AMOS-3, which currently serve YES, to AMOS-3 and AMOS-7 was found to be feasible and with a negligible effect (if any) on continuing the supply of services to YES customers on the current level of broadcasts.

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[7]	To the best of the Company's knowledge, AMOS-7 is a foreign satellite launched in 2014, in which Spacecom leases the rights for a period of four to five years, and at the end of 2016, a process of repositioning it at the orbital position of the AMOS satellites was set in motion, which Spacecom believes is expected to be completed in the first quarter of 2017. AMOS-8 is a new satellite and Spacecom informed the Company that it intends to initiate planning and production processes by a third party to launch it to replace AMOS-7 at the end of the term of its lease.

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(4)	The Proposed Contract terms, as a whole, reflect certain improvements regarding the terms of the Existing Contract with Spacecom (even if AMOS-6 was operated), with emphasis on enhanced and preferable backup mechanisms as well as the possibility of reducing the consideration and receiving certain discounts during the term of engagement under the terms set out in the amendment to the agreement (see sections 6.5 and 6.6 of this Report).
(5)	The other alternatives available to YES that were examined by the External Consultant were found by it to be inapplicable and/or inferior (after weighing their risks, characteristics and price), particularly in view of YES' immediate requirements and their underlying uncertainty, and therefore, the External Consultant found that these alternatives are not recommended considering YES's requirements (for expansion, see the findings of the Special Committee in section 5.8 below, which adopted the conclusions of the External Consultant).
(6)	The External Consultant also contacted several potential vendors to manufacture and/or launch a new satellite to different orbital positions suitable for multi-channel television broadcasting to the Israel region and presented the characteristics required by YES to them, but estimated that in view of the timetables required to complete these negotiations, there is an unreasonable risk for YES in contracting with these vendors, considering the timetable required for its completion and the existence of another preferred alternative.
(7)	The consideration set out in the contract with Spacecom for leasing of satellite segments is consistent with the standard market prices in the industry for satellites and satellite segments with similar characteristics and a backup system between the different satellites like the one proposed.
(8)	The Contract terms regarding Spacecom's technical and operating services are on a higher level than the industry standard.
(9)	The Contract terms with Spacecom are fair and reasonable, from both the commercial and the technological aspects, and the Contract is favorable and recommended for YES.

Therefore, the External Consultant recommends that the Special Committee approve the Contract with Spacecom under its terms.

The External Consultant's opinion is attached as Appendix A to this report. Several deletions of sensitive commercial information were made, and if relevant and required for understanding the opinion, supplementary and/or explanatory information will be added beside the deletions.

5.8.	After reviewing the different television broadcasting alternatives available to YES (through both a satellite platform and an Internet platform) at this time, including the Proposed Contract with Spacecom, and based on the tests performed and the opinion of the External Consultant, the Special Committee unanimously determined that the Proposed Contract under which YES will lease existing and/or new satellite segments from Spacecom (AMOS-3, which currently already serves the Company, AMOS-7 in the first stage and AMOS-8 in the second stage) located and/or to be located in the current orbital position at which YES satellite plates are directed in a manner that allows mutual backup and survivability in case of malfunctions (the highlights of which are set out in section 6.6 of this report), as part of the Proposed Contract, which is until the end of the term of the Existing Agreement (December 31, 2028)[8], is the best alternative available to YES.

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[8]	In this regard, it is noted that the option of leasing satellite segments for a shorter term of engagement was reviewed by the Special Committee and found to an unachievable alternative, inter alia, in view of the terms of the Existing Agreement between the Parties, Spacecom's objection to shortening the term of engagement accordingly, and considering the standard term of engagement in satellite segment leasing agreements. It is noted that as part of the negotiations, Spacecom requested extending the term of engagement until 2032, but due to the Special Committee's objection it was ultimately agreed between the Parties not to change it under the Existing Agreement.

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In this decision, the committee took into consideration, inter alia, YES' immediate and expected needs until 2028, the timetables required to implement the other alternatives, their underlying risks, their characteristics, the lack of certainty in implementation of the other alternatives, their costs (including the transition costs) and the technological and operating difficulties involved in the other alternatives reviewed by the Special Committee and the External Consultant, as follows:

A.	Positioning of alternative satellites of other companies in the current orbital position at which the YES satellite dishes are directed - This alternative was found to be inapplicable, inter alia, in view of the technological limitations related to the available spectrum at this position, the restricted use of the required frequencies (taking into account satellites already located and/or to be located at that position) and the need for regulatory licenses for positioning of a new satellite in that position, for which there is no certainty as to whether they can be obtained on the date required or at all.
B.	Leasing of satellite segments from other companies in satellites at different orbital positions - This alternative was found to be impractical and unreasonable, since it requires repositioning and/or moving the hundreds of thousands of satellite dishes at the homes of YES subscribers, a move involving substantial costs and operating risks, which is expected to take an extended period of between 12 and 24 months, while in view of the close end of operation of AMOS-2, there is a real risk in waiting for its completion due to a lack of backup for AMOS-3 in this transition period. Moreover, this alternative was found to involve substantially higher costs than in the Proposed Contract.

In this regard, through the External Consultant, we reviewed alternative engagements with several other potential satellite operators for leasing of satellite segments in other satellites located at different relevant orbital positions and the characteristics required by YES were presented to them, including the capacity to provide full coverage over Israel, Ku-band activity (the broadcasting range of YES' broadcasts) and support of multi-channel television broadcasting to the Israel region. We also reviewed alternative contracts with potential satellite manufacturers to purchase a new satellite for YES to be located at a different orbital position.

In both cases, considering the YES timetables and immediate needs, the commercial and technological difficulties involved in such alternative engagement (including the expected timetables to finalize negotiations with other satellite operators and the fact that these potential vendors are aware of YES' immediate needs in a manner that is likely to make it difficult for it to obtain preferential commercial terms), the alternative of contracting with other vendors for the use of satellites at a different orbital position to the current one is unrealistic and unreasonable at the present time, involves higher costs and also involves an unreasonable risk for YES considering the timetable required to complete it and the existence of another preferable alternative.

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C.	Changing the operating format of YES and changing from satellite-based broadcasts to broadcasts based completely on the Internet ("IPTV") - It was found that this alternative cannot be implemented in the short-medium term, since implementation at present involves numerous risks for YES and materially excess costs, as set out below.

This alternative involves a comprehensive change of YES' operating format, requiring it to make prolonged preparations of several years, which is expected to include, inter alia, the purchase and integration of new systems, adjustment and replacement of existing YES systems to support the transition to an IPTV-based broadcasting platform only. This preparation is expected to include accelerated replacement of over a million set-top boxes (STB) which do not support IPTV, actions required to install upgraded STBs at the homes of hundreds of thousands of customers, all while maintaining an overlap of both broadcasting platforms (satellite and Internet) throughout the transition period, during which YES' broadcasts will be based on AMOS-3 satellite only.

Therefore, this alternative was found to involve material excess costs, significantly higher than the other satellite-based alternatives, and a loss of potential revenue from the loss of subscribers lacking the required infrastructure to receive IPTV broadcasts.

In addition to the significant costs of this alternative, it also entails a lack of operating and technological certainty regarding its feasibility as well as numerous risks arising, inter alia, from the need to depend on switching all YES subscribers to terrestrial broadband infrastructure, and in view of the possible limitations applicable to YES for the supply of IPTV broadcasts under its existing agreements with channel owners and/or YES licenses.

This uncertainty is reflected, inter alia, in the External Consultant's opinion, according to which experience and standard practice worldwide shows that parallel satellite companies across the globe avoid relying solely on an Internet broadcasting format and the IPTV broadcasting activity of some of them is carried out in a supplementary and partial format only, if at all, and did not replace the satellite operation, which continues to be the primary broadcasting operation. In fact, the External Consultant failed to locate a significant satellite broadcasting entity which has converted its broadcasting and now transmits IPTV broadcasts only. Therefore, the global experience and standard practice are in line with the caution taken by YES when weighing the option of transitioning to full IPTV broadcasting.

In addition to the above costs and risks regarding YES' operations, the feasibility of changing to a full Internet broadcasting format was also examined, considering the current Internet infrastructure. In this regard, it is noted that, with attention to the great number of YES subscribers (which is substantially larger than any other company in Israel broadcasting through an Internet platform) and considering the characteristics, volume and quality of YES broadcasts, its broadcasting method and the Multicast broadcasting format required for its linear broadcasts are unsuitable for use in the systems and infrastructures presently used by other companies broadcasting in the OTT format (e.g. Cellcom TV).

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In this regard, the Special Committee members were told that Bezeq's network now also allows transmission of television broadcasts over the Internet in the format used by other companies (which have a lower volume of subscribers than YES and use various broadcasting methods), therefore, the transition to Internet broadcasts in a Multicast format, which is required for YES' linear broadcasting in the volume and quality required by YES (as presented by it, including its plans for the coming years for Ultra-HD transmissions), requires a process of preparation and upgrading of the existing network and the expected timetables for completion is the beginning of 2018 regarding 60% of the subscribers and the end of 2020 for almost 100% of the subscribers.9 This long transition period will require YES to continue to maintain the satellite broadcasting platform, which will be based on AMOS-3 only, without the required backup to maintain a full and continuous system of broadcasts and channels.

D.	Continuation of reliance solely on AMOS-3 satellite under the current agreement with Spacecom until the end of the term of the Agreement, without changing its terms (i.e. leasing nine AMOS-3 satellite segments)[10] - Although the costs of this alternative are lower than the Proposed Contract, it was found to be undesirable (and even risky) since without leasing of additional satellite segments and backup segments immediately, YES may be faced with the risk of a shortage of the satellite and backup segments required to maintain a full and continuous system of broadcasts and channels (due to being based on AMOS-3 as the sole satellite, the lack of backup for it over a long period of time, and particularly in view of the already limited activity regarding this satellite, because of battery anomalies11). This alternative involves a loss of revenue from the immediate need to remove certain channels due to a reduction in the quantity of satellite segments that will be available to YES with this alternative and the lack of an option to improve the quality of the broadcasts and increase the volume of channels, which is required to retain YES' competitive edge.

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[9]	It is clarified that the information in this report regarding YES' preparation in relation to the possible dates for transition to IPTV broadcasts, the costs of the transition to these broadcasts and the operating and technological uncertainty of the feasibility of this move as well as Bezeq's estimation regarding adjustment of its infrastructure for IPTV broadcasts in the volume and format required for YES, including the estimated timing for its completion, is forward-looking information, as defined in the Securities Law, based, inter alia, on the information and estimations of YES and/or the Company. Therefore, the foregoing forecast and/or estimation may not materialize or may materialize in a significantly different manner than expected and/or described in this report, inter alia, depending on external entities and events that are likely to affect the timing, costs and manner of completion of YES' preparation for the transition to IPTV broadcasts and Bezeq's preparation regarding adjustment of its infrastructure for IPTV broadcasts in the volume and format required for YES.

[10]	It is noted that according to the Existing Agreement, under the current circumstances YES has the right to submit advance notice of at least 18 months of its desire to terminate the Agreement, provided that the termination date is no later than four years from YES' notice regarding the transition to leasing of nine segments.

[11]	This fault leads to a situation whereby in a certain period of the year when an eclipse occurs (twice a year for 46 days each time, when there is no direct line of sight between the sun and the satellite during part of the morning, forcing the satellite to operate by its batteries only), AMOS-3 is forced to turn off some of its transmitters temporarily due to the battery problem, reducing its broadcasting capacity.

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Therefore, the Special Committee's unanimous decision to approve the Contract terms and recommend that the Audit Committee and Board of Directors approve the Contract, including taking into account the reasons and considerations set out in section 13 of this Report.

6.	Description of the highlights and nature of the Contract

Following are the highlights of the Proposed Contract:

6.1.	Term of the Proposed Contract: Until December 31, 2028 (without changing the term of the Existing Agreement), subject to the options of early termination, as set out in the terms of engagement (as set out in section 6.7 of this Report).
6.2.	Satellites to be used by YES and the term of their lease[12]: (a) AMOS-3 satellite - which currently serves YES and is expected to continue to do so until the end of its life (which in Spacecom's estimation is expected at the beginning of 2026); (b) AMOS-7 satellite[13] - An existing satellite in which Spacecom has the right to lease all of its satellite segments, and in its estimation, the process of its positioning at the relevant orbital position is expected to be completed in the first quarter of 2017. This satellite is expected to serve YES from such positioning until the end of the term of the lease by Spacecom (four years from the positioning date or five years from such date if Spacecom exercises its option to extend the term of the lease of this satellite14); (c) AMOS-8 satellite[15] - A new satellite that is expected to serve YES as from commencement of its operation (while Spacecom will be require to make its best reasonable efforts for this date to be no later than February 202116) until the end of the term of the Proposed Contract (ie. the end of 2028).

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[12]	As clarified above, all the information in this report regarding the expected dates for commencement of the operation and/or positioning and location of satellites, the life span of the satellites, the expected dates for termination of operation of the satellites, as well as the information set out regarding the integrity, operating continuity, and backup mechanisms of the satellites is forward looking information, as defined in the Securities Law, based, inter alia, on information and estimations of Spacecom, as provided to YES and/or the Company. Therefore, such forecast and/or estimation may not materialize or may materialize in a significantly different manner than expected, inter alia, depending on external entities and events that affect the operation of such satellites and Spacecom's entire operation, technical and operating conditions related to the actual satellites and the method of operation of Spacecom, and other risk factors applicable to Spacecom's operation.
[13]	To the best of the Company's knowledge, AMOS-7 is a foreign satellite launched in 2014, in which Spacecom leases the rights for a period of four years (with an extension option to five years) in a manner in which Spacecom has the exclusive right to lease the segments in this satellite which will be made available to YES. Also, to the best of the Company's knowledge, at the end of 2016 Spacecom already started transferring AMOS-7 to the current orbital position of AMOS satellites, a move that in Spacecom's estimation is expected to be completed in the first quarter of 2017.
[14]	Spacecom undertook to exercise this option if on the latest possible exercise date it is clear that the operation of AMOS-8 will not commence by February 1, 2022. Spacecom also undertook that if the option is not exercised and by August 1, 2020 it becomes clear that AMOS-8 is not expected to commence its operations until February 1, 2021, then Spacecom will, at YES' request, make its best reasonable efforts to extend its contract with the satellite owner so as to enable YES to continue to lease the satellite segments in AMOS-7 for a further term to be stipulated by YES.

[15]	AMOS-8 is a new satellite and Spacecom informed the Company that it intends to initiate planning and production processes by a third party to launch it as an alternative to AMOS-7 with the aim of replacing it at the end of the term of its lease.
[16]	The amendment to the agreement includes provisions regulating frequent reports to be received by YES regarding the progress of the AMOS-8 planning and building project, based on milestones set out in the amendment and subject to the law.

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6.3.	Satellite segments to be leased by YES: During the term of engagement (and subject to non-availability events also set out below), YES will lease twelve (12) satellite segments from Spacecom in two different satellites (as set out below), according to the following distribution[17]: (a) As from the positioning date of AMOS-7 until commencement of operation of AMOS-8 - YES will lease six (6) satellite segments in AMOS-3[18] and six (6) in AMOS-7; (b) As from the date of commencement of AMOS-8 operation - YES will lease four (4) satellite segments in AMOS-3 and eight (8) in AMOS-8.

It is noted that the quantity of satellite segments to be leased by YES under the Proposed Contract is identical to the maximum quantity which YES could lease under the terms of the Existing Agreement during the term of the lease of AMOS-3 segments (during which YES was entitled to lease four segments from AMOS-3 and eight from AMOS-6, had AMOS-6 not been lost).

6.4.	Total scope of the Contract: A total nominal cost of USD 263 million for the entire term of engagement (until December 31, 2028), which reflects an annual cost of USD 21.9 million (it is clarified that the lease fees will be paid on an ongoing basis during the term of engagement)[19]. It is noted that the average annual cost per segment in the Proposed Contract is the same as that under the Existing Agreement, other than a negligible addition (of less than 1%) to the average annual segment cost, which derives from leasing of satellite segments in AMOS-7 in the interim period.[20] It is clarified that the total cost of the Proposed Contract may be lower if the excess revenue sharing and/or discount mechanisms set out in the amendment to the agreement are applied, as set out in section 6.5 of this Report.

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[17]	It is noted that in the interim period, from January 1, 2017 until commencement of operation of AMOS-7 at the relevant orbital position (which in Spacecom's estimation is expected to occur in the first quarter of 2017), Yes leases ten (10) satellite segments, of which five (5) in AMOS-3 and five (5) in AMOS-2 (through five transponders in AMOS-2, and upon positioning of AMOS-7 the transition will be performed gradually, with attention also to limited operation until full use of AMOS-3 and AMOS-7). It is clarified that the payment for AMOS-7 satellite segments will apply, subject to approval of the General Meeting, as from the date of commencement of use thereof by YES.
[18]	As long as YES leases at least six satellite segments in AMOS-3, Spacecom will be entitled, if necessary, to turn off one of the transponders during the eclipse only (as defined in footnote 11 above).
[19]	All payments will be effected on an ongoing basis during the term of engagement, at the following payment dates: (1) For 2017 and 2018: EOM + 95 days; (2) for 2019 and 2020: EOM + 65 days; and (3) for the remaining term of the Agreement: EOM + 35 days.
[20]	It is noted that the difference between the estimated total cost of the engagement for the Existing Agreement with Spacecom (which was estimated at USD 227 million for the entire term, as set out in the Company's report of 2013 set out in section 4.2(2) of this Report) and the estimated total cost of engagement for the Proposed Contract (which was estimated at USD 263 million) arises mainly due to the fact that the total cost for the Existing Agreement was presented in 2013 as a net calculation, disregarding the payments for the overlapping lease period from the old agreement with Spacecom and after weighting a discount received regarding the old agreement (discount in the price per segment for the remaining term of the old agreement and non-leasing of a specific segment under the old agreement), and due to the difference in the number of satellite segments leased during the term of engagement (the total cost calculation for the Existing Agreement was made on the basis of estimated use of 12 satellite segments until 2021 (through AMOS-3 and AMOS-6) and nine satellite segments until 2028 (through AMOS-6 only), while the total cost calculation regarding the Proposed Contract was made on the basis of estimated use of 12 satellite segments during the entire term of engagement). In this regard, it is further noted that the total additional cost for the lease fees of AMOS-7 satellite segments (compared to the lease fees in other satellites) is negligible in relation to the total scope of the Contract.

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6.5.	Discount mechanisms and payment option to YES: Excess revenue sharing and discount mechanisms were set out in the Contract as follows:

(a) Excess revenue sharing mechanism regarding the term of use of AMOS-7: During the term in which YES leases AMOS-7 satellite segments, YES will be entitled to a third of Spacecom's total excess revenue (if any) from the satellite segments and/or provision of different services in AMOS-3 and AMOS-7 to any entities (YES and third parties) above the threshold set out in the amendment to the agreement, based on an annual calculation and a cumulative calculation at the end of the term of the AMOS-7 lease by YES.

(b) Contingent discount mechanism regarding the term of use of AMOS-8: If during the term in which YES leases AMOS-8 satellite segments, the total number of segments leased by Spacecom (to YES and other entities) in the Middle East beam and the relevant frequency range in AMOS-3 and AMOS-8 exceeds the number set out in the amendment to the agreement, YES will be entitled to an annual discount at a rate derived from the number of satellite segments leased by YES and the total number leased by Spacecom, up to a maximum annual discount of USD 2.4 million.

It is emphasized that YES is not eligible for the discount and excess revenue sharing mechanisms in the Existing Agreement (therefore, it reflects an improvement compared to the terms of the Existing Agreement).

6.6.	Back-up Segments: (a) During the period in which YES leases satellite segments in AMOS-3 and AMOS-7 – In the event of unavailability[21] in the AMOS-3 satellite, Spacecom will provide one and a half extra segments (a total of 7.5 segments) in the AMOS-7 satellite; and in the event of unavailability of the AMOS-7 satellite, Spacecom will provide two to four additional segments in AMOS-3 (according to the date on which the unavailability occurs) (a total of between 8 and 10 segments); (b) During the period in which YES leases satellite segments in AMOS-3 and AMOS-8 – in the event of unavailability in the AMOS-3 satellite, Spacecom will provide an alternative segment in AMOS-8 for each unavailable segment (up to six additional segments in AMOS-8, such that a total of 12 segments in the two satellites will be made available to it22); and in the event of unavailability in the AMOS-8 satellite, Spacecom will provide a substitute segment in AMOS-3 for each unavailable segment (and up to six additional segments in AMOS-3, such that a total of ten segments in the two satellites will be available to YES).

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[21]	As this term is defined in the amendment to the agreement, according to the identity of the relevant satellite and the relevant technical parameters for its proper operation. With respect to the AMOS-3 and AMOS-7 satellites, alternative space segments will only be available in the event of unavailability of the entire Eastern Mediterranean Beam in these satellites. In addition, back-up mechanisms and/or reserve capacity have been stipulated in the AMOS-7 and AMOS-8 satellites in the event of partial unavailability in any of the aforementioned satellites, and additional arrangements have been stipulated in the event of unavailability, including Spacecom’s undertaking to take the maximum reasonable measures to identify alternative satellite segments in other satellites operated by it, and should that not be successful, also in third party satellites, under the terms and restrictions set forth in the agreement, including the maximum participation amounts and rates of Spacecom in additional expenses that may arise from the lease of another satellite as stated.
[22]	If, at the end of the life of the AMOS-3 satellite, 12 segments in the AMOS-8 satellite are not available to YES, then YES will be entitled to continue to lease space segments in AMOS-3 in the period after the end of its life (and for as long as its commercial operation is ongoing), under the terms set forth in the amendment to the agreement; but in the event that at the end of said use at least nine segments are available to YES in AMOS-8, its lease will continue until the end of the term of the original contract.

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It is noted that these back-up mechanisms in general reflect an improvement relative to the existing back-up mechanisms in the Existing Agreement between the Parties (in particular with respect to the number of back-up segments).

6.7.	Exit Routes: (a) Early termination without cause: YES may terminate the Contract during the term without cause, subject to the provision of 12 months’ notice and the payment of 55% of the balance of the consideration in respect of the AMOS-3 and AMOS-8 satellites, and the payment of 100% of the consideration in respect of the AMOS-7 satellite until the end of the term of its lease by Spacecom (subject to the refund mechanism as set forth in the agreement in the event that Spacecom manages to lease the segments that became available); (b) Early termination due to a delay in signing the agreement to build the AMOS-8 satellite: YES may terminate the arrangement at the end of the first period of operation of the AMOS-7 satellite, without paying compensation, in the event that Spacecom has not entered into a binding agreement with a satellite producer to build the AMOS-8 satellite that will enter into effect within two years of the date of signing the amendment to the agreement (EDC), provided that said notice was given no later than 33 months from the date of signing the amendment to the agreement[23]; (c) Early termination due to unavailability in the AMOS-8 satellite: In the event of unavailability of the AMOS-8 satellite after the start of its operation, the arrangement will be terminated, without payment of compensation, at the end of the life of the AMOS-3 satellite[24]. This early termination will also apply in the event that the AMOS-8 satellite has not started operating by February 2022, and in such a case as long as the lease term of the AMOS-7 satellite has terminated, YES will lease 10 (ten) space segments in the AMOS-3 satellite until the end of its life, as long as thereafter the AMOS-8 satellite is able to start operating, YES may (but is not obligated to) decide to lease space segments in the AMOS-8 satellite until the end of the period of the Contract.
6.8.	Sub-leasing: YES may lease space segments under a sub-lease (no change from the Existing Agreement).
6.9.	Declaration of Priority of Terms: In the amendment to the agreement, Spacecom declared that it had not contracted with a third party with similar lease specifications to the lease pursuant to the Proposed Contract, in an agreement that grants that third party rights that are preferential to the terms of the Contract with YES. It is noted that this declaration is not included in the Existing Agreement.

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[23]	Regarding the decision of the Company’s Audit Committee in connection with the approval to exercise this right of YES, see Section 9.2 of the Report.
[24]	However, YES may continue to lease the space segments in the AMOS-3 satellite in the period following the end of its life (as long as its commercial operation has not ceased and it has not given notice otherwise), under the terms set forth in the amendment to the agreement.

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7.	Name of the Controlling Shareholder with a Personal Interest in the Contract, and the Nature of the Personal Interest

B Communications Ltd. (“B Com”), the controlling shareholder in the Company (indirectly), has a personal interest in the transaction, in view of the fact that Spacecom is a company that is controlled by Eurocom Communications Ltd., which is the controlling shareholder (indirectly) of B Com.25 For further details about the controlling shareholder in the Company, including the identity of the controlling shareholders of B Com and Eurocom Communications Ltd., see the Company’s immediate report dated January 5, 2017.

8.	Method for Determining the Consideration

The terms of the Contract were determined following negotiations led by the Special Committee, which was assisted by an External Consultant engaged by it. As part of the negotiations, the Parties discussed the terms of the Existing Agreement and the need to update these terms, inter alia, in all matters related to the term of the Contract (which was left unchanged), the number of leased space segments, the back-up arrangements between the various satellites, the price per segment (taking into account the specifications of the satellites that are the subject of the Contract in the various time periods, and based on an examination of the appropriateness and reasonableness of the consideration that was determined), the setting of mechanisms for discounts and participation in surplus profits, and improved reporting mechanisms.

For further details about a description of the work of the Special Committee and the negotiations conducted by it, the opinion of the External Consultant and a description of the main points of the Contract (including the advantages inherent in it compared with the terms of the Existing Contract), see Sections 5 and 6 of this Report.

9.	Approvals for the Execution of the Contract
9.1.	The contracting by YES in the transaction was approved by the Board of Directors of YES on February 14, 2017. The decision also requires the approval of the General Meeting of YES, and Bezeq’s vote at that meeting is brought for the approval of the Meeting convened pursuant to this Report.
9.2.	The Company’s vote at the General Meeting of YES with respect to the Contract was approved by the Company’s Audit Committee on February 12, 2017, and by the Company’s Board of Directors on February 14, 2017, further to the recommendations of the Special Committee, as set forth in Section 5.8 of this Report.

The Company’s Audit Committee determined that the process undertaken by the Special Committee, with the assistance of the External Consultant (which included examining the various alternatives available to YES, identifying and contacting other suppliers, and conducting negotiations regarding the terms of the Contract), was an appropriate and proper process that complied with the provisions of Section 117(1b) of the Companies Law. The Audit Committee also confirmed, including pursuant to its authority under Section 275(1a)(2) of the Companies Law, that the term of the Proposed Contract (until December 31, 2028), which is identical (with no change) to the term of the engagement pursuant to the Existing Agreement, which was approved by the Company’s General Meeting in 2013, is reasonable under the circumstances, inter alia, considering the term of the engagement pursuant to the Existing Agreement, YES’ need for business certainty and long-term stability, Contract terms acceptable for the lease of satellite segments with similar specifications (as the External Consultant also found). It was also found that the Proposed Contract does not constitute a “distribution” as that term is defined in the Companies Law.

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[25]	For details regarding the nature of the personal interest for directors who are considered controlling shareholders, see Section 12 of the Report.

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In addition, the Company’s Audit Committee determined that a decision regarding the exercising or non-exercising of YES’ right to give notice of the early termination of the agreement due to Spacecom’s failure to come to an agreement regarding an EDC (Effective Date of Contract) between it and the producer of the AMOS-8 satellite within two years of the date of the Contract, as set forth in the amendment to the agreement (as set forth in Section 6.7(b) of this Report), if at that time the controlling shareholder of Bezeq has a personal interest in the decision, will be brought for the approval of the Company’s Audit Committee at least three months prior to the last date for giving notice of the early termination of the agreement, and to this end the relevant information will be presented to the Audit Committee, in particular the status of Spacecom’s progress with the satellite producer with respect to the agreement.

9.3.	The Company’s vote at the General Meeting of YES also requires the approval of the General Meeting of the Company’s shareholders convened pursuant to this Report.
9.4.	To the best of the Company’s knowledge, the Contract under discussion has been approved by the Board of Directors of Spacecom and also required the approval of the General Meeting of the shareholders of Spacecom.
10.	Similar Transactions

For details regarding the Existing Agreement (the Proposed Contract is an amendment to that agreement), see Section 4.2 of this Report and the reports included herein by way of reference.

11.	Names of the Directors that Participated in the Meetings of the Special Committee and the Audit Committee and the Board of Directors
11.1.	All the members of the Special Committee participated in all the Special Committee meetings regarding the Contract: Dr. Joshua Rosensweig (committee chairman and independent director), Haggai Herman (outside director) and Tali Simon (outside director)[26].
11.2.	All the members of the Committee participated in the Audit Committee meeting on February 12, 2017 at which the Contract was approved: Mordechai Keret (outside director), Tali Simon (outside director), Haggai Herman (outside director) and Joshua Rosensweig (independent director).

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[26]	At the request of the chairman of the Special Committee, the independent directors Mordechai Keret and Eldad Ben-Moshe were also invited to the Committee meeting that took place on February 9, 2017, to enable them to take part in final discussion, to examine the material presented to the Committee and to contribute from their experience. This all took place before the discussions of the Audit Committee and the Board of Directors about the Proposed Contract.

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11.3.	The following directors participated in the meeting of the Board of Directors on February 14, 2017 at which the Contract was approved: Mordechai Keret (outside director), Tali Simon (outside director), Haggai Herman (outside director), Joshua Rosensweig (independent director) and Rami Nomkin.
12.	Personal Interest for Directors

To the best of the Company’s knowledge, the following directors may have a personal interest in the approval of the matter on the agenda, due to the personal interest of the controlling shareholder of the Company, as set forth in Section 7 of the Report, and in this section as follows: (a) Shaul Elovitch – as a controlling shareholder (indirectly) of Eurocom Communications and a director of Spacecom; (b) Or Elovitch – as the son of Shaul Elovitch and chairman of the Board of Directors of Spacecom; (c) Orna Elovitch-Peled – as the wife of Or Elovitch and the daughter-in-law of Shaul Elovitch; (d) Amikam Shorer – due to his service as an officer in companies in the Eurocom Group (i.e. companies that are controlled by Eurocom Communications and/or are under the same control), and as a director of Spacecom.

It is clarified that these directors were not present at and/or did not participate in the meetings of the Special Committee, the Audit Committee and the Board of Directors at which the Contract was approved.

13.	Main Reasoning of the Special Committee, the Audit Committee and the Board of Directors

After discussing the recommendations of the Special Committee, which examined the various alternatives available to YES in the area of satellite and television broadcasts at this time, including the Proposed Contract with Spacecom, and after receiving a comprehensive review from the External Consultant engaged by the Special Committee (and based on the External Consultant’s written opinion), the Audit Committee and the Board of Directors determined that the Proposed Contract, pursuant to which YES would lease space segments from Spacecom’s existing and/or new satellites (AMOS-3 which is currently used by the Company, AMOS-7 in the first stage and AMOS-8 in the second stage), which are located and/or will be located at the current orbital position to which YES’ satellite dishes are pointed, in a way that enables mutual back-up and survivability in cases of faults, as part of the Proposed Contract which is up to the end of the current term of the engagement (December 31, 2028), the main points of which are set forth in Section 6 of this Report, is the best option available to YES, and they approved the Proposed Contract, and the main reasons and considerations for this were as follows:

13.1.	The Proposed Contract is expected to provide YES with an appropriate solution to its immediate needs, taking into account the expected date of the end of the operation of the AMOS-2 satellite (which is already in an “end of life” state and is expected, according to Spacecom’s estimate, to finally cease operating around the first half of 2017), and taking into account the expected date of the stationing of the AMOS-7 satellite in the relevant orbital position (which is expected, according to Spacecom, to be in the first quarter of 2017). Hence, YES has an immediate need to lease additional space segments and back-up segments for the AMOS-3 satellite in order to maintain a complete and continuous line-up of broadcasts and channels.

The directors gave their opinion that any alternative that does not provide an immediate solution to the problem of the lack of a back-up, which is expected to arise at the end of operation of the AMOS-2 satellite in view of the leasing of the space segments in the AMOS-3 satellite only, is a risky, and even irresponsible, alternative, in view of its implications for the continuation of YES’ operations and broadcasts.

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13.2.	The Proposed Contract was found to be preferable to the other alternatives available to YES that were examined by the Special Committee and the External Consultant, inter alia, in view of YES’ immediate needs and those expected until 2028, the timetable required to implement the other alternatives, the risks inherent in them, their specifications, the lack of certainty inherent in the implementation of the other alternatives, their cost (including transition costs), and the technological and operational difficulties involved in them (for further explanation, see Section 5.8 of the Report).
13.3.	An independent Special Committee, composed solely of outside, independent directors, conducted a long, thorough and in-depth process in which it examined the various alternatives available to YES in the area of television and satellite broadcasts, assisted with the effective negotiations for the transaction agreement (through the chairman of the committee), examined the feasibility and fairness of the consideration, including with the assistance of an external professional consultant selected and appointed by the committee, and after completion of a process of checking alternatives and examining the terms of the Contract, it determined, unanimously, that the Proposed Contract was the best alternative available to YES, considering its current and future needs, and it recommended to the Company’s Audit Committee and Board of Directors to approve the Contract, including all its terms.
13.4.	The Special Committee appointed an external, independent professional consultant to prepare an expert technological and economic opinion regarding the alternatives available to YES in the area of television broadcasts (both via a satellite platform and via an internet platform), the feasibility of the Proposed Contract and the reasonableness of the consideration. The External Consultant presented its findings to the Special Committee, the Audit Committee and the Board of Directors, and sent a written opinion which stated, inter alia, that the Contract constitutes the best alternative available to YES, considering its current and future needs; that the consideration and the provisions of the Contract are in line with market prices; that the terms of the Contract are fair and reasonable; and that the Contract serves the needs and benefit of YES (for further explanation, see Section 5.7 of this Report).
13.5.	The Company’s Audit Committee and Board of Directors also heard the views of YES’ management, that the Contract and its current terms are the best alternative for YES, considering its current and expected future needs until 2028. This is the case, inter alia, taking into account the need for an immediate solution to YES’ needs, following the loss of the AMOS-6 satellite and the approaching end of operation of the AMOS-2 satellite, for a quantity and quality of space segments to be available to it, for their prices during the term of the Contract (including possible discount and consideration reduction mechanisms), to avoid the need to change the line-up of YES’ broadcasts and its existing infrastructure, to use two satellites for the vast majority of the term of the Contract, together with an improved back-up line-up pursuant to the terms of the Proposed Contract, in a way that is helpful for broadcasting survivability and for ensuring the quality of YES’ service to its customers.
13.6.	The terms of the Proposed Contract, as a whole, include certain improvements to the terms of the Existing Agreement with Spacecom (even if the AMOS-6 satellite were in operation), with an emphasis on improved and preferable back-up mechanisms, as well as the possibility of reducing the consideration and obtaining certain discounts during the term of the Contract, subject to the terms of the amendment to the agreement. Furthermore, the period of use of the AMOS-7 satellite until the date of the start of operation of the AMOS-8 satellite may enable YES to examine, together with Spacecom, the possibility of making technological improvements to the AMOS-8 satellite so that it meets YES’ changing needs.

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13.7.	The directors believe that the negotiations conducted with Spacecom (with the participation of the chairman of the Special Committee) produced the optimum result, and that the most favorable terms that could have been obtained under the circumstances were indeed obtained.
13.8.	The Special Committee, the Audit Committee and the Board of Directors found, based, inter alia, on the opinion of the External Consultant, that the proposed consideration was in line with the market prices customary in the industry for satellites and space segments with similar specifications, and the proposed back-up mechanism, and the terms of the Contract with respect to Spacecom’s technological and operational services are at the high level customary in the industry. Therefore, it was found that the terms of the Contract with Spacecom were fair and reasonable, from both a commercial and a technological perspective, and it is a good contract and is recommended for YES.
13.9.	The Company’s Audit Committee determined that the process undertaken by the Special Committee, with the assistance of the External Consultant (which included examining the various alternatives available to YES, identifying and contacting other suppliers, and conducting negotiations regarding the terms of the Contract with the participation of the chairman of the Special Committee), was an appropriate and proper process that complied with the provisions of Section 117(1b) of the Companies Law. The Audit Committee also confirmed, including pursuant to its authority under Section 275(1a)(2) of the Companies Law, that the term of the Proposed Contract (until December 31, 2028), which is identical (with no change) to the term of the engagement pursuant to the Existing Agreement, which was approved by the Company’s General Meeting in 2013, is reasonable under the circumstances, inter alia, considering the term of the engagement pursuant to the current agreement, YES’ need for business certainty and long-term stability, and the Contract terms acceptable for the lease of satellite segments with similar specifications (as the External Consultant also found). It was also found that the Proposed Contract does not constitute a “distribution” as that term is defined in the Companies Law.

Taking into account all the parameters, considerations and arguments set forth above, the Special Committee, the Audit Committee and the Board of Directors determined that the Contract is appropriate and reasonable and serves the benefit of YES and the Company, and they decided to approve it.

The decisions of the Special Committee were made unanimously. The decision of the Board of Directors to approve the Contract was made by a majority of votes, with an objection by director Rami Nomkin. This director stated that he did not object to the Contract with Spacecom itself, or to the leasing of space segments in AMOS-7, but believes that it is not right to adopt a transaction structure that also includes an undertaking to lease space segments in the AMOS-8 satellite at the end of the term of the lease of the AMOS-7 satellite. Regarding the term of the arrangement pursuant to the Proposed Contract, see Section 5.8 of this Report and footnote 8 in that Section.

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14.	Convening a General Meeting

14.1.	Date and venue for convening the meeting

A Special General Meeting of the Company’s shareholders has been convened for Sunday, March 26, 2017, at 11:00 a.m., at the Company’s offices at 2 Azrieli Center, (27th Floor, Triangular Building), and the matter set forth above will be on the agenda.

14.2.	The majority required to adopt a resolution

Pursuant to the provisions of Section 275(a)(3) of the Companies Law, the majority required to adopt this resolution is a simple majority of all the votes of the shareholders present at the meeting who are eligible to vote and who voted, provided that one of the following conditions are met: (1) The count of the majority votes in the General Meeting will include a majority of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, and who participate in the vote; the count of all the votes of these shareholders will not take abstentions into account; (2) The total votes against the resolution from among the shareholders referred to in paragraph (1) above do not exceed two percent of all the voting rights in the Company.

Pursuant to the provisions of Section 276 of the Companies Law, a shareholder who participates in the vote must notify the Company prior to the vote at the meeting or, if the voting is done by way of voting paper, on the voting paper, whether or not he has a personal interest in the approval of the transaction; if a shareholder has not so notified, he may not vote and his vote will not be counted.

Without derogating from the provisions of any law, the Company wishes to clarify that solely for the purposes of the resolution that is the subject of this transaction, the Company believes that a shareholder who, on the effective date for the purposes of the meeting, as defined in Section 14.4 of this Report, holds both shares of the Company and shares of Spacecom (“Cross Holdings”) should be classified as a party with a personal interest in the resolution that is the subject of this transaction report, if the value of their holdings in the shares of Spacecom, as of the effective date, exceeds 30% (or more) of the value of their holdings in the shares of the Company on that date. A shareholder to whom this applies is requested to inform the Company on the voting paper attached to this Report.

It is clarified that the Company’s position as set forth above relates to a personal interest that may arise solely from “Cross Holdings” in shares of the Company and shares of Spacecom, and that this position in no way expresses an opinion with respect to any other personal interest of any shareholder with respect to the resolution on the agenda of the meeting that is the subject of this Report. It is clarified that all shareholders are required to declare the existence and/or absence of a personal interest, whether due to Cross Holdings or due to other circumstances or reasons, with respect to the resolution that is on the agenda of the meeting that is the subject of this Report, at his own discretion and taking into account all the circumstances of the matter.

14.3.	Quorum and date of convening an adjourned meeting

If, half an hour after the time set for the meeting, no quorum is present (two shareholders present in person or via a proxy or that have sent a voting paper to the Company stating their vote, and who hold or represent 25% or more of the voting rights of the Company), the meeting will be adjourned to Sunday, April 2, 2017, at the same time and venue. If, half an hour after the time set for the adjourned meeting, no quorum is present, the meeting will take place with any number of participants present.

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14.4.	Effective date, eligibility to participate in the meeting and voting method

The effective date for eligibility to participate in the meeting pursuant to Section 182(c) of the Companies Law and Regulation 3 of the Companies Regulations (Written Votes and Position Statements), 2005 will be the end of the day of trading of the Company’s securities on the TASE on Thursday, February 23, 2017 (“the Effective Date”).

Pursuant to the Companies Regulations (Proof of Title to a Share for the Purpose of Voting at a General Meeting), 2000 (“the Proof of Title to a Share Regulations”), a shareholder in whose favor a share is registered with a member of the TASE, where such share is included among the Company’s shares recorded in the shareholders’ register in the name of a nominee company (“Unregistered Shareholder”), may prove his title to the Company’s shares on the Effective Date, for the purpose of voting at the General Meeting, by presenting a confirmation to the Company from the TASE member through which the title to the share is registered, no later than 24 hours before the time of the meeting.

An Unregistered Shareholder is entitled to receive confirmation of title from the TASE member through which he holds his shares, at the branch of the TASE member or by mail to his address, bearing postage costs only, if requested. A request for this must be submitted in advance for a specific securities account.

Pursuant to the provisions of Regulation 4A of the Proof of Title to a Share Regulations, an electronic message is approved pursuant to Section 44k5 of the Securities Law, 1968 (“the Securities Law”), which refers to the particulars of the users in the electronic voting system – the law is the same as the law for confirmation of title with respect to any shareholder included therein.

A shareholder of the Company on the Effective Date will be eligible to participate in and vote at the meeting in person, by means of a voting paper (as described in Section 14.5 below), or by way of a proxy, after an appointment letter has been delivered to the Company’s offices at least 48 hours before the time of the General Meeting (“the Appointment Letter”). The Appointment Letter must be prepared in writing and signed by the appointer or by a representative authorized to do so in writing, and if the appointer is a company, the Appointment Letter must be prepared with the company’s seal (if it has one), and in the absence of a seal, by the party authorized to do so, with the accompanying rubber stamp of that company. In addition, an Unregistered Shareholder who is a shareholder of the Company on the Effective Date will also be entitled to vote at the General Meeting using the electronic voting system (as described in Section 14.6 below).

14.5.	Voting paper, position statements and addition of items to the agenda
14.5.1	Voting on the matter set forth above may also be done using the voting paper attached to this immediate report. A written vote must be cast on the second part of the voting paper as published on the distribution site.

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14.5.2	The addresses of the distribution site of the Israel Securities Authority and the website of the Tel Aviv Stock Exchange Ltd. where the wording of the voting papers and position statements can be found are: distribution site of the Israel Securities Authority: www.magna.isa.gov.il, website of the Tel Aviv Stock Exchange Ltd.: www.maya.tase.co.il, and website of the Company: www.bezeq.co.il.
14.5.3	A member of the TASE may send, without payment, by e-mail, a link to the wording of the voting paper and position statements, on the distribution site of the Israel Securities Authority, to any Unregistered Shareholder whose shares are registered with that TASE member, unless the shareholder has notified them that he is not interested in this, as long as the notice was given with respect to a specific securities account and on a date preceding the Effective Date.
14.5.4	A shareholder may contact the Company directly and obtain the wording of the voting paper and position statements from it.
14.5.5	The last date for delivery of position statements by shareholders to the Company is ten (10) days before the date of the General Meeting. The last date for delivery of the Board of Directors’ response to the position statements will be five (5) days before the date of the General Meeting.
14.5.6	An Unregistered Shareholder who wishes to vote by way of a voting paper should state his vote on the second part of the voting paper, and deliver it to the Company or send it to the Company by registered mail, together with a confirmation of title, such that the voting paper will arrive at the Company’s registered office no later than four (4) hours before the time set for the General Meeting.
14.5.7	A shareholder who is registered in the Company’s shareholders’ register who wishes to vote by way of a voting paper should state his vote on the second part of the voting paper, and deliver it to the Company, or send it to the Company by registered mail, together with a photocopy of his identity card or a photocopy of his passport or a photocopy of its certificate of incorporation, such that the voting paper will arrive at the Company’s registered office by six (6) hours before the time set for the General Meeting.
14.5.8	Pursuant to Section 66(b) of the Companies Law, one or more shareholders, who hold at least one (1) per cent of the voting rights at the General Meeting may request from the Board of Directors to include a subject on the agenda of the General Meeting, provided that the subject is appropriate for discussion at the General Meeting. Pursuant to the General Meeting Notice Regulations, a request pursuant to Section 66(b) of the Companies Law must be delivered to the Company by seven (7) days following notice of convening the meeting, namely by February 23, 2017. Should such a request be made, there is a possibility that the items will be added to the agenda of the meeting, and their details will appear on the distribution site of the Israel Securities Authority.

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14.6.	Voting using the electronic voting system

As stated above, an Unregistered Shareholder may also vote on the matter set forth above using the electronic voting system. Voting using an electronic voting paper will be enabled from the date of receipt of confirmation from the electronic voting system of the proper receipt of the list of persons eligible to vote using the electronic voting system, and up to six (6) hours before the time set for the General Meeting (“System Closing Time”) the electronic voting system will be closed.

A vote cast via the electronic voting system can be changed or cancelled until the System Closing Time, and may not be changed via the electronic voting system after that time. It is noted that pursuant to Section 83(d) of the Companies Law, if a shareholder has voted using more than one method, the later vote will not be counted, and for these purposes, a vote by the shareholder in person or via a proxy will be deemed a later vote than the vote cast through the electronic voting system.

An Unregistered Shareholder may send confirmation of title to the Company via the electronic voting system until the System Closing Time as set forth above. An electronic message is approved pursuant to Section 44k5 of the Securities Law, which refers to the particulars of the users in the electronic voting system – the law is the same as the law for confirmation of title with respect to any shareholder included therein.

14.7.	Powers of the Israel Securities Authority

Pursuant to Regulation 10 of the Controlling Shareholder Transaction Regulations, within twenty-one (21) days of the date of filing of this Report, the Israel Securities Authority, or an authorized employee (“the Authority”) may instruct the Company to provide, within a period that it will determine, an explanation, specification, information and documents concerning the Contracts that are the subject of this Report, and it may also instruct the Company to amend the Report in a manner and on a date that it determines. Should an instruction to amend this report be given, the Authority may order a postponement of the date of the General Meeting to a date that will be no sooner than three (3) business days thereafter, and no later than thirty-five (35) days from the date of publication of the amendment to the Report.

14.8.	Company representative

The Company’s representative for handling this report is the Group secretary, Adv. Linor Yochelman, whose address is 2 Azrieli Center, Tel Aviv, Triangular Building (27th Floor) (Tel: 03-6262200; Fax: 03-6262209).

14.9.	Review of documents

The shareholders of the Company may review, on request, the documents pertaining to the Proposed Contract, as set forth in Regulation 5 of the Controlling Shareholder Transaction Regulations, at the Group’s secretariat, at 2 Azrieli Center, Tel Aviv, Triangular Building, “Bezeq House” (27th Floor) on Monday through Thursday, during regular work hours and by appointment on 03-626-2200.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

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